Exhibit 12(a)

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2015	2014	2013	2012	2011
EARNINGS:
Net income (loss) before income taxes and equity earnings of unconsolidated subsidiary	$(721)	$(858)	$(606)	$72	$204
Add: Distributed income of equity investees	322	202	213	147	116
Fixed charges (see detail below)	469	441	760	526	348
Total earnings (losses)	$70	$(215)	$367	$745	$668
FIXED CHARGES:
Interest expense	$469	$441	$760	$526	$348
Total fixed charges	$469	$441	$760	$526	$348
RATIO OF EARNINGS TO FIXED CHARGES (a)	—	—	—	1.42	1.92
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(a)	Fixed charges exceeded earnings by $399 million, $656 million and $393 million for the years ended December 31, 2015, 2014 and 2013, respectively.